Consolidated Balance Sheets

	September 30,	December 31,
(United States of America Dollars)	2004	2003
	US GAAP	US GAAP
	(unaudited)
A S S E T S	(note 2)	(note 2)
Current assets
Cash and cash equivalents	$9,735,134	$2,366,885
Accounts receivable - net of allowance of $126,148 (December 31, 2003 - $507,640)	3,721,353	4,053,451
Prepayments and deposits	547,568	399,767
Total current assets	14,004,055	6,820,103
Notes receivable	2,000,000	2,000,000
Capital assets - net (note 3)	902,846	1,097,585
Intangible assets - net (note 4)	1,479,810	587,720
Investment in significantly influenced company (note 5)	-	-
	$18,386,711	$10,505,408
L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y
Current liabilities
Accounts payable and accrued liabilities (note 11)	$3,337,160	$4,099,307
Deferred revenue	1,250,787	1,099,573
Notes payable (note 6)	-	1,000,000
Current portion of capital lease obligations	18,176	22,095
Total current liabilities	4,606,123	6,220,975

Capital lease obligations	11,898	3,340
	4,618,021	6,224,315

Contingent liabilities and guarantees (note 8)

S H A R E H O L D E R S ' E Q U I T Y
Share capital (note 7)
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 43,805,924 (2003 - 39,371,560)
issued and outstanding	104,634,445	94,713,461
Accumulated deficit	(90,170,345)	(89,692,897)
Accumulated other comprehensive loss	(695,410)	(739,471)
	13,768,690	4,281,093
	$18,386,711	$10,505,408
See accompanying notes to consolidated financial statements.

Zi Corporation 2004     9

Consolidated Statements of Income (Loss) and Deficit

Three Months Ended September 30 (unaudited)	2004	2003	2003

(United States of America Dollars except per share amounts)	US GAAP	US GAAP	CDN GAAP
		(note 2)

Revenue
License and implementation fees	$3,615,625	$2,509,314	$2,509,314
Other product revenue	102,493	141,273	141,273
	3,718,118	2,650,587	2,650,587

Cost of sales
License and implementation fees	88,879	38,752	38,752
Other	32,289	26,487	26,487
	121,168	65,239	65,239
Gross margin	3,596,950	2,585,348	2,585,348

Operating expenses

Selling general and administrative	(2,068,898)	(1,755,708)	(1,755,708)
Litigation and legal (note 8)	(197,831)	(229,326)	(229,326)
Product research and development	(410,568)	(551,688)	(551,688)
Depreciation and amortization	(211,175)	(312,916)	(312,916)
Foreign exchange gain	-	-	35,781
Operating income (loss) before undernoted	708,478	(264,290)	(228,509)
Interest on long term debt	(1,651)	(1,825)	(1,825)
Other interest	(6,120)	(414)	(414)
Interest income and other income	24,791	5,539	5,539
Equity interest in loss of significantly influenced company (note 5)	-	-	-
Net income (loss)	725,498	(260,990)	(225,209)
Deficit, beginning of period	(90,895,843)	(89,413,581)	(65,856,783)
Deficit, end of period	$(90,170,345)	$(89,674,571)	$(66,081,992)
Earnings (loss) per share
Basic	$0.02	$(0.01)	$(0.01)
Diluted	$0.02	$(0.01)	$(0.01)
Weighted average common shares	42,584,158	39,319,269	39,319,269
Common shares outstanding, end of period	43,805,924	39,325,560	39,325,560
See accompanying notes to consolidated financial statements.

10 THIRD QUARTER INTERIM

Consolidated Statements of Loss and Deficit

Nine Months Ended September 30 (unaudited)	2004	2003	2003

(United States of America Dollars except per share amounts)	US GAAP	US GAAP	CDN GAAP
		(note 2)

Revenue
License and implementation fees	$9,897,905	$6,649,202	$6,649,202
Other product revenue	263,407	323,924	323,924
	10,161,312	6,973,126	6,973,126

Cost of sales
License and implementation fees	293,625	234,972	234,972
Other	76,697	44,564	44,564
	370,322	279,536	279,536
Gross margin	9,790,990	6,693,590	6,693,590

Operating expenses

Selling general and administrative	(7,582,634)	(5,938,109)	(5,938,109)
Litigation and legal (note 8)	(587,582)	(520,963)	(520,963)
Product research and development	(1,429,291)	(1,519,324)	(1,519,324)
Depreciation and amortization	(672,181)	(1,088,109)	(1,088,109)
Foreign exchange gain	-	-	120,594
Operating loss before undernoted	(480,698)	(2,372,915)	(2,252,321)
Interest on long term debt	(5,623)	(8,643)	(8,643)
Other interest	(32,887)	(553,911)	(553,911)
Interest income and other income	41,760	22,686	22,686
Equity interest in loss of significantly influenced company (note 5)	-	-	-
Net loss	(477,448)	(2,912,783)	(2,792,189)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(90,170,345)	$(89,674,571)	$(66,081,992)

Basic and diluted loss per share	$(0.01)	$(0.08)	$(0.07)
Weighted average common shares	40,496,790	38,504,101	38,504,101
Common shares outstanding, end of period	43,805,924	39,325,560	39,325,560
See accompanying notes to consolidated financial statements.

Zi Corporation 2004     11

Consolidated Statements of Cash Flows

Three Months Ended September 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)

Net cash flow from (used in) operating activities:
Net income (loss)	$725,498	$(260,990)	$(225,209)
Items not affecting cash:
Loss on dispositions of capital assets	2,637	1,142	1,142
Depreciation and amortization	211,175	312,916	312,916
Non-cash consultant compensation	10,626	572,360	572,360
Non-cash compensation expense	(32,630)	(477,451)	(477,451)
Non-cash interest expense	-	(50,517)	(50,517)
Decrease (increase) in non-cash working capital (note 11)	629,052	(1,004,429)	(1,004,429)
Cash flow from (used in) operating activities	1,546,358	(906,969)	(871,188)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	8,275,618	91,247	91,247
Settlement of note payable	(1,000,000)	-	-
Payment of capital lease obligations	(6,076)	(26,128)	(26,128)
Cash flow from financing activities	7,269,542	65,119	65,119

Cash flow used in investing activities:
Purchase of capital assets	(74,358)	(28,853)	(28,853)
Proceeds from capital dispositions	-	(5)	(5)
Software development costs	(417,521)	(16,853)	(16,853)
Cash flow used in investing activities	(491,879)	(45,711)	(45,711)

Effect of foreign exchange rate changes on cash and cash equivalents	48,567	35,781	-
Net cash inflow (outflow)	8,372,588	(851,780)	(851,780)
Cash and cash equivalents, beginning of period	1,362,546	1,554,410	1,554,410
Cash and cash equivalents, end of period	$9,735,134	$702,630	$702,630

Components of cash equivalents
Cash	$2,090,812	$702,630	$702,630
Cash equivalents	$7,644,322	$-	$-

Supplemental cash flow information
Cash paid for interest	$7,771	$2,239	$2,239
See accompanying notes to consolidated financial statements.

12 THIRD QUARTER INTERIM

Consolidated Statements of Cash Flows

Nine Months Ended September 30 (unaudited) (United States of America Dollars)	2004	2003	2003
	US GAAP	US GAAP	CDN GAAP
		(note 2)

Net cash flow from (used in) operating activities:
Net loss	$(477,448)	$(2,912,783)	$(2,792,189)
Items not affecting cash:
Loss on dispositions of capital assets	5,427	100	100
Depreciation and amortization	672,181	1,088,109	1,088,109
Non-cash consultant compensation	458,498	572,360	572,360
Non-cash compensation expense	984,821	-	-
Non-cash interest expense	-	44,827	44,827
Increase in non-cash working capital (note 11)	(426,636)	(811,509)	(811,509)
Cash flow from (used in) operating activities	1,216,843	(2,018,896)	(1,898,302)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	8,477,665	2,825,006	2,825,006
Settlement of note payable	(1,000,000)	(3,300,000)	(3,300,000)
Payment of capital lease obligations	4,639	(81,101)	(81,101)
Cash flow from (used in) financing activities	7,482,304	(556,095)	(556,095)

Cash flow from (used in) investing activities:
Purchase of capital assets	(87,254)	(40,991)	(40,991)
Proceeds from capital dispositions	-	2,662	2,662
Software development costs	(1,287,705)	(191,176)	(191,176)
Cash flow used in investing activities	(1,374,959)	(229,505)	(229,505)
Effect of foreign exchange rate changes on cash and cash equivalents	44,061	120,594	-
Net cash inflow (outflow)	7,368,249	(2,683,902)	(2,683,902)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$9,735,134	$702,630	$702,630

Non-cash financing activity
Equipment acquired under capital lease	$29,188	$-	$-

Components of cash equivalents
Cash	$2,090,812	$702,630	$702,630
Cash equivalents	$7,644,322	$-	$-

Supplemental cash flow information
Cash paid for interest	$38,510	$517,727	$517,727
See accompanying notes to consolidated financial statements.

Zi Corporation 2004     13

Notes to the Consolidated Financial Statements
For the three and nine month periods ended September 30, 2004 (Unaudited)

1     NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice Inc. and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2     SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 10. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements, which were prepared in accordance with US GAAP and are included in our Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company re-established the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit of $24,339,036, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at September 30, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were initially incurred.

Other revisions to disclosures throughout the consolidated balance sheets, statements of loss and cash flow and notes have been amended to comply with US GAAP requirements, including comparative disclosures.

Note 10 includes explanations of significant differences to Canadian GAAP, a reconciliation of net loss under US GAAP to net loss using Canadian GAAP for all periods presented and relevant Canadian GAAP disclosure not already reflected in these financial statements.

Comprehensive income (loss)
SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company's total comprehensive net income was as follows:

14 THIRD QUARTER INTERIM

	Three Months Ended September 30,		Nine Months Ended September 30,

	2004	2003	2004	2003

Other comprehensive income (loss)
Foreign currency gain	$48,567	$35,781	$44,061	$120,594
Other comprehensive income	48,567	35,781	44,061	120,594
Net income (loss) for the period	725,498	(260,990)	(477,448)	(2,912,783)
Comprehensive net income (loss) for the period	$774,065	$(225,209)	$(433,387)	$(2,792,189)

Stock options and restricted stock units
At September 30, 2004, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and restricted stock units ("RSU's") may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company's shares on the day preceding the date of grant. The options and RSU's are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", in accounting for the grant of the Company's employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for RSU's in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

Under SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123", companies that elect a method other than the fair value method of accounting are required to disclose pro forma net loss and loss per share information, using an option pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Had compensation cost for the Company's employee stock option plan been determined by this method, Zi's net loss and loss per share would have been as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Net income (loss):
As reported	$725,498	$(260,990)	$(477,448)	$(2,912,783)
Stock compensation expense	(652,124)	(871,430)	(1,843,809)	(2,479,131)
Pro forma net income (loss)	$73,374	$(1,132,420)	$(2,321,257)	$(5,391,914)
Net income (loss) per common share:
As reported, basic and diluted	$0.02	$(0.01)	$(0.01)	$(0.08)
Stock compensation expense, basic and diluted	(0.02)	(0.02)	(0.05)	(0.06)
Pro forma net loss per share, basic and diluted	$-	$(0.03)	$(0.06)	$(0.14)
Employee stock options issued during period	438,000	250,000	1,224,000	1,675,000
Weighted average fair value of options granted during the period	$0.92	$1.72	$1.10	$1.31
The foregoing information is calculated in accordance with the Black-Scholes model, using the following data and assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003

Risk free interest rate	3.937%	3.862%	3.709%	3.849%
Expected life in years	5.0	4.7	5.0	4.452
Expected dividend yield	0%	0%	0%	0%
Volatility	48%	63%	46%	67%

Zi Corporation 2004     15

3 CAPITAL ASSETS

		Accumulated	Net book
	Cost	amortization	value
September 30, 2004
Computer and office equipment	$2,934,889	$2,122,125	$812,764
Leasehold improvements	236,846	146,764	90,082
	$3,171,735	$2,268,889	$902,846
December 31, 2003
Computer and office equipment	$2,788,800	$1,834,204	$954,596
Leasehold improvements	581,664	438,675	142,989
	$3,370,464	$2,272,879	$1,097,585

4 INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	amortization	value
September 30, 2004
Patent	$529,315	$274,421	$254,894
Software development costs	7,635,535	6,410,619	1,224,916
	$8,164,850	$6,685,040	$1,479,810
December 31, 2003
Patent	$605,234	$318,788	$286,446
Software development costs	11,963,682	11,662,408	301,274
Acquired software licenses	58,346	58,346	-
	$12,627,262	$12,039,542	$587,720

5 EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY
The Company holds a 45% interest in MLG received upon the disposition of the Magic Lantern Communications Ltd. on November 7, 2002. The Company's proportionate share of the loss from MLG operations for the three and nine month periods ended September 30, 2004 have not been recognized as the carrying value of the investment in MLG is nil and the Company has no commitment to fund this loss.

6 NOTES PAYABLE
On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bore interest at the prime rate (4.5 percent at December 31, 2003) plus one percent, payable monthly. The loan was secured by a first security interest in 5,000,000 shares of MLG, held by the Company. On July 20, 2004, the Company repaid, in full, this demand loan.

On December 5, 2002, the Company borrowed $3,300,000 (before deductions for fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding, which were exercisable at one common share to one share purchase warrant for a price of CDN$3.62 per share. A commitment fee of $300,000 was paid upon funding. The first extension terms included a four percent extension fee of $130,800 paid upon funding. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer who is also a director of the Company and a share pledge agreement by the Company which pledged and granted a first security interest in 29,750,000 shares of MLG, held by the Company.

16 THIRD QUARTER INTERIM

7 SHARE CAPITAL

Capital stock

	Shares		Additional
	outstanding	Amount	paid-in capital

Common shares outstanding - December 31, 2003	39,371,560	$93,957,652	$755,809
Exercise of options	121,000	202,047	-
Issuance of RSU's	-	-	966,858
Issuance of non-employee stock options	-	-	435,157
Common shares outstanding - March 31, 2004	39,492,560	$94,159,699	$2,157,824
Issuance of RSU's	-	-	50,593
Issuance of non-employee stock options	-	-	12,715
Common shares outstanding - June 30, 2004	39,492,560	$94,159,699	$2,221,132
Issuance under private placement	3,636,364	7,106,731	-
Issuance of stock purchase warrants in connection with the private placement	-	(141,048)	141,048
Exercise of options	677,000	1,168,887	-
Issuance of RSU's	-	-	(32,630)
Issuance of non-employee stock options	-	-	10,626
Common shares outstanding - September 30, 2004	43,805,924	$102,294,269	$2,340,176

Common share options, restricted stock units and warrants
During the three and nine month periods ended September 30, 2004, 677,000 and 798,000 stock options were exercised for proceeds of $1,168,887 and $1,370,934, respectively. During the three and nine month periods ended September 30, 2004, 438,000 and 1,624,000 stock options, respectively, were granted by the Company and as at September 30, 2004, the Company has a total of 4,728,667 outstanding options, which expire over a period of one to five years. The Company entered into a Financial Advisory Services Agreement effective January 9, 2004 with an unrelated third party. The agreement stipulates that the third party shall provide to the Company management and consulting services for a period of one year from the date of the agreement. As consideration for these services, the Company has granted 400,000 stock options with each option exercisable through the purchase of one common share at a price of CDN$3.25. The options vest immediately and expire, if unexercised five years from the date of grant. The Company has accounted for these options in accordance with SFAS No. 123 and has recognized as part of selling, general and administrative expense $10,626 and $458,498 for the three and nine month periods end September 30, 2004, respectively, calculated by using the Black-Scholes option pricing model.

During the three and nine month periods ended September 30, 2004, nil and 250,000 RSU's were granted by the Company, respectively, for a total of 378,571 RSU's outstanding at September 30, 2004. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three and nine month periods ended September 30, 2004, as part of selling, general and administration expense, a compensation expense recovery of $32,630 and compensation expense of $984,821, respectively, related to these outstanding RSU's calculated by using the Black-Scholes option pricing model.

At September 30, 2004, the Company had 500,000 share purchase warrants outstanding as a result of a June 19, 2003 private placement of 1.0 million units priced at $2.00 per unit for net proceeds of $1,968,610. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of $2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

Zi Corporation 2004     17

On July 16, 2004, the Company completed a private placement of 3,636,364 units priced at CDN$2.75 per unit for net proceeds of $6,965,683. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant (1,818,182 stock purchase warrants). Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before July 16, 2006 at an exercise price of CDN$3.25 per share. As part of the consideration for services rendered by an agent related to this private placement, the Company has issued 218,182 stock purchase warrants with each warrant exercisable through the purchase of one common share at a price of CDN$3.25. These warrants are exercisable immediately and expire, if unexercised two years from the date of issue. The Company accounted for these stock purchase warrants in accordance with SFAS No. 123 and recognize as part of common share issue costs $141,048, calculated by using the Black-Scholes option pricing model to arrive at net proceeds. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

8     CONTINGENT LIABILITIES AND GUARANTEES
The $9 million damages judgement awarded to Tegic Communications Inc. was settled pursuant to a written settlement agreement with AOL Time Warner dated December 6, 2002 and a consent judgement dated December 20, 2002. Settlement costs were included as part of legal and litigation costs in 2002 and the final instalment of $0.75 million was paid on January 2, 2004.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

From time to time the Company enters into certain types of contracts that require it to indemnify parties against possible third party claims particularly when these contracts relate to licensing agreements. The terms of such obligations vary and generally, a maximum is not explicitly stated. Because the financial obligations in these agreements are often not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make payments for these indemnification obligations. The Company's management actively monitors the Company's exposure to the above risks and obtains insurance coverage to satisfy potential or future claims as necessary.

9     SEGMENTED INFORMATION
The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

			Revenue
		License and	Software		Operating
Three Months Ended September 30		implementation fees	and other	Total	profit (loss)
2004	Zi Technology	$3,615,625	$-	$3,615,625	$1,705,948
	e-Learning	-	102,493	102,493	(240,805)
	Other	-	-	-	(756,665)
	Total	$3,615,625	$102,493	$3,718,118	$708,478
2003	Zi Technology	$2,509,314	$1,271	$2,510,585	$339,975
	e-Learning	-	140,002	140,002	(218,558)
	Other	-	-	-	(385,707)
	Total	$2,509,314	$141,273	$2,650,587	$(264,290)
Nine Months Ended September 30,
2004	Zi Technology	$9,897,905	$-	$9,897,905	$3,717,543
	e-Learning	-	263,407	263,407	(771,169)
	Other	-	-	-	(3,427,072)
	Total	$9,897,905	$263,407	$10,161,312	$(480,698)
2003	Zi Technology	$6,649,202	$5,008	$6,654,210	$757,483
	e-Learning	-	318,916	318,916	(795,328)
	Other	-	-	-	(2,335,070)
	Total	$6,649,202	$323,924	$6,973,126	$(2,372,915)

18 THIRD QUARTER INTERIM

				September 30,	December 31,
Identifiable assets				2004	2003
Zi Technology				$6,139,515	$5,481,518
e-Learning				1,240,025	652,131
Other				11,007,171	4,371,759
Total				$18,386,711	$10,505,408

Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

			Revenue
		License and	Software		Operating
Three Months Ended September 30		implementation fees	and other	Total	profit (loss)
2004	Canada	$1,674,400	$1,067	$1,675,467	$93,918
	China	1,521,572	101,426	1,622,998	661,868
	USA	419,653	-	419,653	(30,545)
	Other	-	-	-	(16,763)
	Total	$3,615,625	$102,493	$3,718,118	$708,478
2003	Canada	$1,150,567	$2,523	$1,153,090	$(40,033)
	China	661,969	138,750	800,719	(217,942)
	USA	696,778	-	696,778	43,004
	Other	-	-	-	(49,319)
	Total	$2,509,314	$141,273	$2,650,587	$(264,290)
Nine Months Ended September 30,
2004	Canada	$4,814,961	$6,316	$4,821,277	$(1,588,809)
	China	3,748,152	257,091	4,005,243	1,177,168
	USA	1,334,792	-	1,334,792	24,194
	Other	-	-	-	(93,251)
	Total	$9,897,905	$263,407	$10,161,312	$(480,698)
2003	Canada	$2,471,793	$10,797	$2,482,590	$(2,301,055)
	China	1,934,773	313,127	2,247,900	(667,852)
	USA	2,242,636	-	2,242,636	707,030
	Other	-	-	-	(111,038)
	Total	$6,649,202	$323,924	$6,973,126	$(2,372,915)
				September 30,	December 31,
Identifiable assets				2004	2003
Canada				$15,355,903	$6,709,051
China				1,949,216	2,878,987
USA				958,478	764,637
Other				123,114	152,733
Total				$18,386,711	$10,505,408

Zi Corporation 2004     19

10 SUMMARY OF MATERIAL DIFFERENCES BETWEEN US GAAP AND CANADIAN GAAP

The consolidated financial statements, prepared in accordance with US GAAP, conform to those generally accepted in Canada ("Canadian GAAP"), in all material respects, except as set forth below. The Company's consolidated balance sheets, statements of loss and cash flows were presented in Canadian dollars using Canadian GAAP in 2002 and all previous periods.

Share capital
Under Canadian GAAP, the December 31, 1997 stated capital of the Company was reduced by its December 31, 1996 deficit of $24,339,036. US GAAP does not allow for such a reduction to share capital. This reclassification has no effect on net shareholders' equity as at December 31, 2003 and September 30, 2004.

Foreign currency translation
Under Canadian GAAP, the Company, on a consolidated basis, is required to translate the accounts of its subsidiaries to Canadian dollars using the temporal method. The accounts of the Company's integrated operations in foreign subsidiaries are translated into US dollars using the temporal method whereby monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at applicable historical rates. The resulting foreign exchange gain or loss on translation is included as part of the calculation of the net income (loss) as compared to inclusion as part of other comprehensive income disclosed in note 2 under US GAAP.

Consolidated statement of loss
The application of Canadian GAAP would have the following effects on net income (loss) as reported:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income (loss) as reported in accordance with US GAAP	$725,498	$(260,990)	$(477,448)	$(2,912,783)
Adjustments:
Foreign exchange gain	48,567	35,781	44,061	120,594
Stock option compensation expense	(449,370)	-	(1,606,501)	-
Total adjustments	(400,803)	35,781	(1,562,440)	120,594
Net income (loss) under Canadian GAAP	$324,695	$(225,209)	$(2,039,888)	$(2,792,189)
Net income (loss) per share under Canadian GAAP	$0.01	$(0.01)	$(0.05)	$(0.07)
Shares outstanding used to compute per share figures under Canadian GAAP are as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Weighted average number of shares	42,584,158	39,319,269	40,496,790	38,504,101

Stock-based compensation
Effective January 1, 2002, under Canadian GAAP, the Company was required to adopt Section 3870, "Stock-based Compensation and Other Stock-based Payments", which recommends that awards to employees be valued using the fair value method of accounting. These rules also require that companies account for stock appreciation rights ("SARs") and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

Under Canadian GAAP, the Company elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. Unlike under US GAAP (note 2), these rules do not apply to awards existing prior to 2002 except for those awards that call for settlement in cash or other assets.

20 THIRD QUARTER INTERIM

In September 2003, the CICA issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003. The Company has adopted the fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:
	Three Months Ended	Nine Months Ended
Compensation costs	September 30, 2003	September 30, 2003

Net loss	$(260,990)	$(2,912,783)
Add: Stock compensation expense	(871,430)	(2,479,131)
Net loss, pro forma	$(1,132,420)	$(5,391,914)

Basic net loss per share	$(0.01)	$(0.08)
Add: Stock compensation expense	(0.02)	(0.06)
Basic net loss per share, pro forma	$(0.03)	$(0.14)

Consolidated balance sheets
The application of Canadian GAAP would have the following effects on balance sheet items as reported:
	Nine Months Ended	Year Ended
Shareholders' equity	September 30, 2004	December 31, 2003
Shareholders' equity under Canadian GAAP, beginning of period	$1,703,335	$3,500,823
Share capital issued	8,357,083	816,383
Contibuted surplus	1,563,901	2,732,543
Net loss	(477,448)	(2,931,109)
Adjustments to net loss for the period under Canadian GAAP	(1,562,440)	(2,415,305)
Shareholders' equity under Canadian GAAP, end of period	$9,584,431	$1,703,335

11 SUPPLEMENTAL FINANCIAL INFORMATION

Accounts payable and accrued liabilities
The following items are included in the accounts payable and accrued liabilities balance:
Accounts payable and accrued liabilities	September 30, 2004	December 31, 2003
Trade accounts payable	$386,391	$442,788
Litigation and legal	1,249,901	2,037,643
Compensation	909,807	1,118,735
Other accrued liabilities	791,061	500,141
Total	$3,337,160	$4,099,307

Zi Corporation 2004     21

Non-cash working capital
The following balances are included as part of non-cash working capital:

Three Months Ended September 30,			Nine Months Ended September 30,
Non-cash working capital	2004	2003	2004	2003
Accounts receivable	$(51,498)	$(432,624)	$332,098	$(126,518)
Work-in-progress and inventory	-	31,601	-	65,243
Prepayments and deposits	60,585	29,714	(147,801)	84,912
Accounts payable and accrued liabilities	(36,906)	(389,516)	(762,147)	(918,864)
Deferred revenue	656,871	(243,604)	151,214	83,718
Increase (decrease) in non-cash working capital	$629,052	$(1,004,429)	$(426,636)	$(811,509)

Earnings (loss) per share
The following table shows the computation of basic and diluted earnings per share:
Numerator:		Three Months Ended September 30, 2004
Net income applicable to common shareholders for basic and diluted earnings per share				$725,498

Denominator:
Weighted average shares outstanding for basic earnings per share				42,584,158
Effect of dilutive securities:
Stock options and RSU's				425,682
Share purchase warrants				59,471
Adjusted weighted average shares outstanding and assumed conversions for dilutive earnings per share				43,069,311

For the three and nine month periods ended September 30, 2004, anti-dilutive stock options, warrants and performance based escrowed shares 6,043,364 and 7,643,602, respectively, have been excluded in the calculation of diluted earnings (loss) per share. For the three and nine month periods ended September 30, 2003, 5,625,804 have been excluded in the calculation of diluted loss per share.

12 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

22 THIRD QUARTER INTERIM